UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

FORM 11-K
__________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission File Number: 000-21329

_____________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP
PLAN WITH 401(k) PROVISIONS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TIB FINANCIAL CORP.
599 9th STREET NORTH
SUITE 101
NAPLES, FLORIDA 34102-5624
(239) 263-3344

        TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

        PLAN WITH 401(k) PROVISIONS

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3
NOTES TO FINANCIAL STATEMENTS	4
SUPPLEMENTAL SCHEDULES
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	9
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
TIB Financial Corp. Employee Stock Ownership
  Plan With 401(k) Provisions
Naples, Florida

We have audited the accompanying statements of net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Ft. Lauderdale, Florida June 29, 2007

        TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

        PLAN WITH 401(k) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2006 and 2005

	2006	2005
ASSETS
Investments
TIB Financial Corp. common stock	$5,168,545	$4,873,726
Mutual funds	4,764,989	3,513,594
Participant loans	171,913	159,239
TOTAL ASSETS	10,105,447	8,546,559

LIABILITIES
Pending loan payments	3,194	2,388
TOTAL LIABILITIES	3,194	2,388

NET ASSETS AVAILABLE FOR BENEFITS	$10,102,253	$8,544,171

See accompanying notes to the financial statements

        TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP

        PLAN WITH 401(k) PROVISIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2006

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$881,930
Dividends	68,607
Interest	9,455
959,992
Contributions
Employer match	150,381
Employee deferral	746,767
Rollovers	577,680
1,474,828

Total additions	2,434,820

Deductions from net assets attributed to
Benefits paid to participants	867,384
Administrative expense	9,354
Total deductions	876,738

Net increase	1,558,082

Net assets available for benefits
Beginning of year	8,544,171
End of year	$10,102,253

See accompanying notes to the financial statements

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of the TIB Financial Corp. Employee Stock Ownership Plan With 401(k) Provisions provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is an Employee Stock Ownership Plan containing a 401(k) cash or deferred arrangement under Section 401(a) of the Internal Revenue Code (IRC) and is designed to be an employee stock ownership plan under Section 4975(e)(7) of the IRC.  The Plan covers substantially all of the employees of TIB Financial Corp. (Company) and subsidiaries, and its provisions are governed by the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

The Plan covers substantially all employees who had attained the age of eighteen and had completed 90 days of service since the employee’s hire date.

Contributions

Each year, participants may contribute as pre-tax salary deductions the dollar limit by law, up to $15,000 for the plan year ended December 31, 2006.  Participants may also contribute amounts representing catch-up contributions as defined by law, or distributions from other qualified defined benefit or defined contribution plans.  For 2006, the Company contributed 50 percent of the first 4 percent of base compensation that a participant contributed to the Plan, up to a maximum of $1,000.  The Company also may contribute an additional discretionary profit sharing contribution.  No discretionary profit sharing contribution was made during 2006. Additional basic and discretionary amounts may be contributed at the option of the Company’s Board of Directors.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of a) the Company's contribution, b) Plan earnings, c) forfeitures of terminated participants’ non-vested accounts (treated as discretionary contributions) and d) administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan for the employee deferral and the employer matching contribution.  The Plan currently offers thirteen mutual funds and Company stock as investment options for participants.  Participants who have completed ten years of service and have attained the age of 55 are qualified to diversify their employer optional contribution.

Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Through December 31, 2006, participants immediately vested in the Company’s matching contribution, and actual earnings thereon and vesting in the employer optional contribution of their account plus earnings thereon was based on years of continuous service.  Participants were 20% vested after completion of three years of credited service and 20% for each subsequent year of credited service. A participant was 100% vested after seven years of credited service. Effective January 1, 2007, the Plan was amended to provide a two year vesting period for the Company’s matching contribution and actual earnings thereon. Accordingly after two years of continuous service, participants will be 100% vested in the Company’s matching contribution and actual earnings thereon. Additionally, the Plan was amended to revise the vesting period for any employer optional contribution and related earnings to 20% after the completion of two years of credited service and 20% for each subsequent year of credited service. Accordingly, a participant will be 100% vested after six years of credited service.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

Loan Provisions

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator.  Principal and interest are paid through payroll deductions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

Investments in mutual funds are stated at quoted market prices.  The fair value of TIB Financial Corp. common stock is determined by a quoted market price.  Purchases and sales of investments are accounted for on the trade date.  Transaction fees for purchases and sales are included in the cost or sale price of the securities.  Dividend income is recorded on the ex-dividend date.  Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties

The Plan provides for investment options in various mutual funds and common stock.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

The Plan has an investment in TIB Financial Corp. common stock amounting to $5,168,545 as of December 31, 2006.  This amount represents 51% of net assets available for benefits as of December 31, 2006.

Payment of Benefits

Benefit payments are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4 - INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets are shown below.

	2006	2005
Investments at quoted market prices
PIMCO Total Return A Fund, 95,553 shares in 2006 and 76,517 shares in 2005	$991,841	$803,431
American Growth Fund of America Class A, 18,384 shares in 2006	604,271	N/A
American EuroPacific Growth Class A, 11,715 shares in 2006	545,441	N/A
TIB Financial Corp. common stock, 294,504 shares in 2006 and 303,588 shares in 2005	5,168,545	4,873,726

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $881,930 as follows:

TIB Financial Corp. common stock	$421,045
Mutual funds	460,885
$881,930

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated March 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others.  Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company.  Professional fees paid by the Plan to the custodian totaled $1,855, while professional fees paid by the Plan to the third party administrator totaled $7,499.

TIB Financial Corp. common stock and participant loan transactions meet the definition of party-in-interest transactions.  During the Plan year ended December 31, 2006, 19,866 shares of TIB Financial common stock were purchased at a cost of $323,603, and 28,950 shares were sold for $451,168, for a realized net loss of ($11,888).  Dividends earned on the stock during 2006 totaled $68,607.  The total investment in TIB Financial Corp common stock was $5,168,545 and $4,873,726 as of December 31, 2006 and 2005.  In addition, loans to participants totaled $171,913 and $159,239 as of December 31, 2006 and 2005.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 7 – NON-PARTICIPANT DIRECTED INVESTMENTS

Employer optional contributions are invested in TIB Financial Corp. common stock, but may first be invested temporarily in Fidelity Spartan US Treasury Money Market Fund.  Participants are also allowed to contribute deferral contributions to the TIB Financial Corp. common stock fund which includes TIB Financial Corp. common stock and the Fidelity Spartan US Treasury Money Market Fund.  The following reflects the net assets of the TIB Financial Corp. common stock fund as the non-participant directed net assets available for benefits of the fund cannot be separately identified for reporting purposes:

	2006	2005

Fidelity Spartan US Treasury MM Fund	$12,539	$402
TIB Financial Corp. common stock	5,168,545	4,873,726
Net assets available for benefits	$5,181,084	$4,874,128

The following reflects the net assets and changes in the net assets of the TIB Financial Corp. common stock fund as the changes in non-participant directed net assets available for benefits of the fund cannot be separately identified for reporting purposes:

2006

Net appreciation	$421,045
Dividends	68,607
Contributions	182,799
Benefits paid to participants	(330,562)
Earnings on Fidelity Spartan US Treasury MM Fund net of administrative fees	576
Transfers including rollover contribution	(35,527)
Forfeitures	18
Net additions	306,956
Net assets available for benefits
Beginning of year	4,874,128
End of year	$5,181,084

SUPPLEMENTAL SCHEDULES

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of Plan Sponsor:	TIB Financial Corp.
Employer Identification Number:	65-0655973
Three-Digit Plan Number	001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	AIM Investments	Basic Value Class A Fund, 8,523 shares	*	$311,946
	AIM Investments	Mid Cap Core Equity Class A Fund, 14,984 shares	*	390,783
	American Funds	AMCAP Fund Class A, 23,221 shares	*	464,883
	American Funds	Am Balanced A, 4,943 shares	*	94,010
	American Funds	EuroPacific Growth Class A, 11,715 shares	*	545,441
	American Funds	Growth Fund of America Class A, 18,384 shares	*	604,271
	American Funds	New Prospective Class A, 2,329 shares	*	73,937
	American Funds	Washington Mutual Investors Class A, 10,337 shares	*	360,351
	DWS Scudder	RREEF Real Estate Class A, 3,812 shares	*	101,141
	Fidelity Investments	Fidelity Retirement Money Market Fund, 213,229 shares	*	213,229
	Goldman Sachs	Small Cap Value Class A, 7,792 shares	*	343,685
	PIMCO	Total Return Class A, 95,553 shares	*	991,841
	Salomon Brothers	Small Cap Growth Class A, 13,042 shares	*	210,111
	Fidelity Investments	Fidelity Cash Reserves, 46,821 shares	*	46,821
	Fidelity Investments	Fidelity Spartan US Treasury Money Market Fund, 12,539 shares	$12,539	12,539
**	TIB Financial Corp.	Common Stock, 294,504 shares	2,277,297	5,168,545
**	Participant Loans	Interest rates 5.00% - 9.25%	*	171,913
				$10,105,447

_______ ** Party-in-Interest * Participant directed investment, information not required

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2006

Name of Plan Sponsor:	TIB Financial Corp.
Employer Identification Number:	65-0655973
Three-Digit Plan Number	001

(a) Identity of Party *	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Cost of Asset	(f) Gain/Loss

TIB Financial Corp common stock	19,866 shares	$323,603	N/A	$323,603	N/A
TIB Financial Corp. common stock	28,950 shares	N/A	$451,168	$463,055	$(11,888)

_______ N/A - Not applicable *Transactions listed represent the accumulation of various purchases and various sales, respectively, of TIB Financial Corp. common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(k) PROVISIONS
Date: June 29, 2007	/s/ Edward V. Lett
Edward V. Lett President and Chief Executive Officer TIB Financial Corp.

Date: June 29, 2007	/s/ Stephen J. Gilhooly
Stephen J. Gilhooly Executive Vice President and Chief Financial Officer TIB Financial Corp.